Exhibit (d)(3)

ACR Group, Inc.

3200 WILCREST DRIVE, SUITE 440

HOUSTON, TEXAS 77042

TELEPHONE: (713) 780-8532

TELECOPIER: (713) 780-4067

June 1, 2005

Mr. Barry S. Logan

Watsco, Inc.

2665 South Bayshore Drive, Suite 901

Coconut Grove, Florida 33133

Re:	Confidentiality Agreement

Dear Barry:

This letter agreement (“Agreement”) is made in connection with our providing to you of certain financial information in connection with the exploration of a possible transaction (the “Possible Transaction”) between Watsco, Inc. (“Watsco”) and ACR Group, Inc. (“ACR”). In connection with the Possible Transaction, ACR will disclose information not otherwise known by the public. For purposes of this Agreement, the term Watsco includes its shareholders, directors, officers, and employees and managers.

Protection of Confidential Information

Definition of Confidential Information. The term Confidential Information means all proprietary, financial and other information and data (irrespective of its form or the manner in which it is communicated) disclosed by ACR or any of its officers or employees pertaining to ACR’s business, including information relating to practices, procedures, sales, purchasing, pricing, customers and employees. The term Confidential Information also includes all notes, analyses, compilations, studies, interpretations or other documents prepared by or for Watsco that contain, reflect or are based on any Confidential Information.

Confidential Information does not include information which (i) is or becomes known publicly other than as a result of a disclosure by Watsco, or (ii) was within the possession of Watsco prior to its being furnished by ACR. Confidential Information shall not be deemed to be in the public domain merely because any part of it is embodied in general disclosures or because individual features, components or a combination thereof, are now or become known by the public.

Non-disclosure requirements. Watsco hereby agrees not to (i) disclose any of the Confidential Information in any manner whatsoever, (ii) use the Confidential Information in any manner other than to assist in connection with its evaluation of the Possible Transaction, and (iii) use the Confidential Information in any manner detrimental to ACR, as reasonably determined by ACR.

Watsco agrees to disclose the Confidential Information only to Watsco individuals who have a need to know such Confidential Information. Watsco shall be responsible for any breach of this Agreement and shall take all reasonable measures to prevent unauthorized disclosure or use of the Confidential Information. Furthermore, Watsco shall promptly notify ACR of any known breach of this Agreement.

Standard of care. Watsco agrees to use the same care and discretion to avoid disclosure of the Confidential Information as it uses with its own information that it does not wish to disclose. Notwithstanding the foregoing, Watsco may make any disclosure of such information to which ACR gives its prior written consent.

Legal proceeding requiring disclosure. In the event Watsco is required by law to disclose any of the Confidential Information, Watsco shall provide ACR with prompt written notice of any such requirement, and may then disclose only that portion of the Confidential Information which counsel for Watsco advises is legally required to be disclosed, while exercising its best efforts to preserve the confidentiality of the Confidential Information.

Return and destruction of Confidential Information. At the request of ACR at any time, Watsco will promptly deliver to ACR, or destroy, all compilations of Confidential Information, and all copies thereof, in the possession of Watsco. The return or destruction of the Confidential Information shall not affect the enforceability of any provision of this Agreement.

Party’s discretion. Each party understands and agrees that the other party reserves the right, in its sole and absolute discretion and at any time, to reject any or all proposals, to decline to furnish further Confidential Information and to terminate discussions with the other party. The exercise by a party of these rights shall not affect the enforceability of any provision of this Agreement.

Material, Non-Public Information

Watsco acknowledges that as a result of this Agreement, it will gain access to material, non-public information regarding ACR.

Publicity

Neither party shall disclose the existence of this Agreement or the Possible Transaction, except as required by law or regulation, and only after the disclosing party provides the other party with prior written notice of any such requirement.

Non-Waiver

It is understood and agreed that no failure or delay by any party hereto in the exercise of any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or future exercise thereof or the exercise of any other right, power or privilege hereunder.

No Further Obligation.

Neither party shall have any obligation to enter into any further agreement with the other, it being agreed and understood that discussions regarding the Possible Transaction are merely preliminary in nature. It is further agreed and understood that this Agreement conveys or imposes no rights or obligations, other than those expressly set forth herein.

Equitable/Injunctive Relief is Non-Exclusive Remedy

It is understood and agreed that money damages would not be a sufficient remedy for any breach of this Agreement by Watsco and that ACR shall be entitled to equitable relief, including injunction and specific performance, as a remedy for any such breach. Such remedies shall not be deemed to be the exclusive remedies for a breach of this Agreement, but shall be in addition to all other remedies available at law or equity to ACR.

General Provisions

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective Representatives. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas without regard to applicable conflicts of laws principles.

Neither party may assign, or otherwise transfer, its rights or delegate its duties or obligations under this Agreement without the prior written consent of the other party.

This Agreement contains the entire agreement between the parties concerning the subject matter hereof and no modification or amendment of this Agreement or of the terms and conditions hereof will be binding upon either of the parties unless signed by both parties.

If this letter accurately sets forth your understanding of our agreement, please sign it as indicated and return it to me.

Very truly yours,

/s/ A. Stephen Trevino

AGREED AND ACCEPTED

this 1 day of June, 2005.

Watsco, Inc.

By:	/s/ Barry S. Logan
Name:	Barry S. Logan
Title:	Senior Vice President